Exhibit 99.1

POMDOCTOR LIMITED Highlights Four-Tier Diversified Revenue Structure

Anchoring Established Healthcare Operations to Technology-Enabled Growth Opportunities

GUANGZHOU, China, August 3, 2026 /PRNewswire/ -- POMDOCTOR LIMITED (“Pomdoctor” or the “Company”) (NASDAQ: POM), a digital healthcare company focused on advancing AI-enabled healthcare solutions and predictive healthcare capabilities, today highlighted its four-tier diversified revenue structure, which is designed to build on the Company’s established healthcare operations while developing scalable, technology-enabled services.

The Company’s four-tier revenue structure consists of B2C basic healthcare services, AI-enabled chronic disease membership subscriptions, B2B enterprise and hospital services, along with pharmaceutical real-world study (“RWS”) and real-world data (“RWD”) services. Together, these synergized business lines are intended to form an integrated healthcare ecosystem to support operating stability while creating additional opportunities for recurring revenue, institutional commercialization and long-term value creation.

Four-Tier Revenue Structure

1. B2C Basic Healthcare Services: An Established Operating and Revenue Foundation

Pomdoctor’s B2C basic healthcare services are supported by its internet hospital platform, physician network, patient service infrastructure and pharmaceutical supply chain operations.

Through these capabilities, the Company connects patients with physicians and pharmaceutical products while providing online consultations, prescription services, medication support and other healthcare services. This established infrastructure continues to serve as an important operating foundation for the Company’s broader strategic development and expansion.

The Company’s audited net revenues increased to approximately RMB399.9 million (approximately US$ 59.04 million) in fiscal year 2025, compared with approximately RMB304.9 million in fiscal year 2023 and RMB342.6 million in fiscal year 2024. The Company believes this continued growth provides a solid foundation for the development of additional technology-enabled revenue streams.

Pomdoctor views its technology strategy as a natural expansion of its internet hospital or pharmaceutical supply chain businesses. The Company expects these core businesses to continue supporting patient engagement, healthcare delivery, medication access and prescription fulfillment across its evolving healthcare ecosystem.

2. AI-Enabled Chronic Disease Membership Subscriptions: Expanding Recurring Revenue and Higher-Margin Potential

Building on its B2C healthcare foundation, Pomdoctor is developing AI-enabled chronic disease membership services that combine continuous health monitoring, AI-powered analytics, personalized health insights and physician-supported intervention.

Through wearable devices and remote patient monitoring (“RPM”) technologies, the Company aims to collect continuous health indicators such as heart rate, blood pressure, blood oxygen levels, sleep patterns and physical activity. These data points are then analyzed by Pomdoctor’s AI systems to identify potentially abnormal trends and support more personalized health management programs for patients with chronic conditions, including hypertension and diabetes.

The Company is also adopting a membership-based model to extend its relationship with users beyond individual consultations or pharmaceutical transactions. Through value-added services including ongoing monitoring, health reports, risk alerts and physician-support, Pomdoctor aims to increase user engagement and develop recurring subscription revenue.

The Company believes this model has the potential to generate higher-margin and more predictable revenue than transaction-based healthcare services alone. Continuous user engagement may also generate additional longitudinal healthcare data that, subject to applicable authorization, privacy and regulatory requirements, could support ongoing AI model improvement and the development of increasingly personalized healthcare services.

3. B2B Enterprise and Hospital Services: Scaling Institutional Commercialization

The third tier is focused on commercializing its healthcare technology and operating capabilities through collaborations with enterprises, hospitals, healthcare institutions, insurers and other healthcare ecosystem participants.

Potential B2B offerings may include chronic disease management programs, RPM solutions, AI-assisted healthcare analytics, patient follow-up tools, physician service support and technology platform services.

This model is intended to enable Pomdoctor to deploy its technology and healthcare service capabilities across a broader patient population without relying exclusively on direct-to-consumer acquisition. It may also enable institutional partners to incorporate selected Pomdoctor capabilities into their existing healthcare service workflows.

4. Pharmaceutical RWS/RWD Services: Developing a Potential Long-Term Value Driver

The fourth tier comprises pharmaceutical RWS and RWD services, which Pomdoctor views as a potential long-term value driver within its diversified revenue structure.

The Company is developing a multidimensional healthcare data ecosystem that may incorporate information generated through physician interactions, prescriptions, medication use, patient health management activities, wearable devices, RPM programs, lifestyle behaviors and healthcare payment-related services.

Following appropriate patient authorization, standardization, de-identification and regulatory review, such data may support pharmaceutical companies and other healthcare organizations in areas including patient management, real-world treatment analysis, medication adherence assessment, healthcare outcomes research and evidence-based decision-making.

Pomdoctor has already established commercial relationships with pharmaceutical companies through its existing internet hospital and pharmaceutical supply chain operations. Through its subsidiaries, the Company has entered into sales and purchase agreements with pharmaceutical companies including Jiangsu Hansoh Pharmaceutical Group Co., Ltd., Xiamen Amoytop Biotech Co., Ltd., Shenyang Sinqi Pharmaceutical Co., Ltd. and Eddingpharm (Suzhou) Co., Ltd.

These collaborations have supported pharmaceutical product access, online distribution and supply chain coordination. The Company believes they also demonstrate its ability to establish and execute commercial relationships with pharmaceutical partners, providing an initial foundation for the potential future expansion of RWS- and RWD-related services.

Management Commentary

Mr. Zhenyang Shi, Chairman and Chief Executive Officer of Pomdoctor, commented: “Our strategy is not to move away from our established healthcare businesses. Our internet hospital, physician network and pharmaceutical supply chain remain essential components of our operating platform and provide the foundation for our next stage of development.

“These established businesses give us access to real-world healthcare service scenarios, patient relationships, physician resources and pharmaceutical fulfillment capabilities. We believe these are important advantages as we develop AI-enabled chronic disease management, wearable and remote monitoring solutions, institutional healthcare services and RWD capabilities.

“Our four-tier revenue structure is designed to balance operating stability with long-term technology-driven growth. B2C healthcare services provide an established business foundation, while AI membership subscriptions and B2B services are intended to create more recurring and scalable revenue opportunities. Over time, we believe RWS and RWD services may further expand the value of our healthcare ecosystem and deepen our relationships with pharmaceutical companies and other healthcare partners.

“Looking ahead, we will continue strengthening the integration of our established healthcare operations with AI, wearable technologies, RPM and healthcare data capabilities as we pursue our vision of building a predictive healthcare data and services infrastructure.”

About POMDOCTOR LIMITED

POMDOCTOR LIMITED (NASDAQ: POM) is a digital healthcare company focused on advancing AI-enabled healthcare solutions and expanding predictive healthcare capabilities. The Company leverages physician resources, wearable technologies, artificial intelligence, healthcare payment networks and real-world healthcare data to support more personalized, continuous and data-driven healthcare services. Building upon its established healthcare platform and physician network, POM is pursuing the development of a predictive healthcare data and services infrastructure designed to improve healthcare outcomes and create long-term value for patients, healthcare providers and other ecosystem participants. For more information, please visit the Company’s website: http://ir.7shiliu.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For more information, please contact:

POMDOCTOR LIMITED

Investor Relations Department
Email: ir@7lk.com

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com

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